EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2017	2016	2015	2014	2013
Consolidated income before provision for income taxes	$409	$1,512	$1,926	$1,354	$2,155
Fixed charges:
Interest[1]	$1,754	$1,137	$736	$1,340	$940
Portion of rent expense representative of the interest factor (deemed to be one-third)	9	8	8	8	8
Total fixed charges	$1,763	$1,145	$744	$1,348	$948
Earnings available for fixed charges	$2,172	$2,657	$2,670	$2,702	$3,103
Ratio of earnings to fixed charges	1.23	2.32	3.59	2.00	3.27
[1]	Components of interest expense are discussed under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”